UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

STEWART & STEVENSON SERVICES
COMMON STOCK
CUSIP NUMBER 860342104

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
		[X] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

CUSIP No.  860342104

1. Name of Reporting Person:	J.L. Kaplan Associates, LLC
   I.R.S. Identification No.:	04-2678019

2. Check the Appropriate Box if a Member of a Group:
a) N/A
b) N/A

3. SEC Use Only

4. Place of Organization:	BOSTON, MASSACHUSETTS

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power:  1,423,900 shares
6. Shared Voting Power: 0 shares
7. Sole Dispositive Power: 1,851,785 shares
8. Shared Dispositive Power: 0 shares

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
1,851,785 shares

10. Check if the Aggregate Amount in Row(9) Excludes Certain Shares:
n/a

11. Percent of Class Represented by Amount in Row(9):
6.51%

12. Type of Reporting Person: IA

Item 1.(a)Name of Issuer: STEWART & STEVENSON SERVICES
       (b)Address of Issuer's Principal Executive Offices
		2707 North Loop West
		Houston, TX 77008

Item 2.(a)Name of Person Filing: J.L. Kaplan Associates, LLC
       (b)Address of Principal Business Office or, if none, Residence 222 Berkeley Street, Suite 2010
		Boston, MA  02116

       (c)Citizenship: USA
       (d)Title of Class of Securities: COMMON STOCK
       (e)CUSIP Number: 860342104

Item 3.If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or(c), check whether the person filing is a:
(a)[ ]Broker or dealer registered under section 15 of the Act(15 U.S.C. 78o)
(b)[ ]Bank as defined in section 3(a)(6) of the Act(15 U.S.C. 78c)
(c)[ ]Insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c)
(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)[x]An investment adviser in accordance with Rules 240.13d-1(b)(1)(ii)(E);
(f)[ ]An employee benefit plan or endowment fund in accordance with Rules 240.13d-1(b)(1)(ii)(F);
(g)[ ]A parent holding company or control person in accordance with Rules 240.13d-1(b)(1)(ii)(G);
(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);
(j)[ ]Group, in accordance with Rules 240.13d-1(b)(1)(ii)(J).

Item 4.Ownership
Provide the following information regarding the aggregate number and percentage of the class of  securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,851,785 shares
(b) Percent of class: 6.51%
(c)Number of shares as to which the person has:
	(i)Sole power to vote or to direct the vote:  1,423,900 shares
 	(ii)Shared power to vote or to direct the vote: 0 shares
	(iii)Sole power to dispose or to direct the disposition of: 1,851,785 shares
	(iv)Shared power to dispose or to direct the disposition of: 0 shares

Item 5.Ownership of Five Percent or Less of a Class: n/a

Item 6.Ownership of More than Five Percent on Behalf of Another Person: n/a

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: n/a

Item 8.Identification and Classification of Members of the Group: n/a

Item 9.Notice of Dissolution of Group: n/a

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2002


JAMES L. KAPLAN


President
J.L. Kaplan Associates, LLC